UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2007

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

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CPFL ENERGIA S.A.
Publicly Held Company
Corporate Taxpayer ID (CNPJ) 02.429.144/0001 -93
Corporate Registry ID (NIRE) 353.001.861 -33

SUMMARY OF THE MINUTES OF THE 106th BOARD OF DIRECTORS MEETING
HELD ON SEPTEMBER 26, 2007

1. DATE, TIME AND PLACE: On September 26, 2007 at 2:00 pm at the headquarters of Companhia Paulista de Força e Luz, located at Rodovia Campinas Mogi-Mirim, Km 2.5, in the city of Campinas in São Paulo state.

2. CALL NOTICE: The meeting was called pursuant to Paragraph 2, Article 18 of the Bylaws of CPFL Energia S.A. (“CPFL Energia” or “Company”).

3. ATTENDANCE: The majority of the members of the Board of Directors, with the presence of Mr. Rivail Trevisan serving as alternate for Ms. Cecília Mendes Garcez Siqueira, and the majority of the Officers of the Company.

4. PRESIDING BOARD: Chairman – Mr. Luiz Anibal de Lima Fernandes, and Secretary – Ms. Gisélia Silva.

5. AGENDA AND RESOLUTIONS:

After the reading of the Agenda was waived, since all the attending members were aware of its content, it was resolved that the minutes of this meeting would be drawn up in the summary format, with the right to present pronouncements and dissents to be filed at the Company’s headquarters, and publication of the minutes was authorized in summary format, with omission of the board members’ signatures.

After preliminary clarifications, the Chairman of the Board informed the attending members that the votes of the Board Members appointed by the controlling shareholders shall be computed pursuant to items 5.1 and 7.1 of the Shareholders Agreement filed with the Company, dated March 22, 2002, as amended on August 27, 2002 and November 5, 2003.

After examination and discussion of the matters of the Agenda, and by unanimous vote and with no restrictions, the following resolutions were taken:

(i)	Acknowledgement of the contracting of the risk-rating agency Austin Rating and the work in progress;

(ii)	Acknowledgement of the report of the Chief Executive Officer (“highlights”) on the main facts pertinent to the Company’s business and industry indicators;

(iii)	Approval of the minutes of the 104th and 105th Board of Directors Meetings of the Company, held on August 29, 2007 and September 13, 2007, respectively;

(iv)
Recommendation to the members of the Board of Directors of the subsidiaries Rio Grande Energia S.A. (“RGE”) and Companhia Jaguari de Energia (“JAGUARI”) to ratify the declared electricity needs to be contracted in the auctions of new generation projects presented by the Executive Board, as proposed in RGE Executive Board Resolution No. 20071423 and JAGUARI Executive Board Resolution No. 2007003– Acquisition of Electricity in New Energy Auction A-5, with delivery starting in 2012, for a period of 15 (fifteen) to 30 (thirty) years;

CPFL ENERGIA S.A.
Publicly Held Company
Corporate Taxpayer ID (CNPJ) 02.429.144/0001 -93
Corporate Registry ID (NIRE) 353.001.861 -33

(v)
Recommendation to the members of the Board of Directors of the subsidiaries to vote in favor of approval of the following matters: COMPANHIA PAULISTA DE FORÇA E LUZ (“CPFL PAULISTA”): Acquisition of Electricity Through Public Auction Invitation for Distributed Generation Projects, starting on January 1, 2008, for a period of 15 (fifteen) years – Executive Board Resolution No. 20070102, and Contracting of Surety Bonds to Guarantee Tax Execution – Executive Board Resolution No. 2007116; CIA. LUZ E FORÇA SANTA CRUZ, CMS ENERGY BRASIL S.A., CMS ENERGY EQUIPTOS. SERV. IND. E COMÉRCIO S.A., CIA. PAULISTA DE ENERGIA ELÉTRICA, CIA SUL PAULISTA DE ENERGIA, CIA. JAGUARI DE ENERGIA, CIA. JAGUARI DE GERAÇÃO DE ENERGIA, CIA. LUZ E FORÇA MOCOCA, and CMS COMERCIALIZADORA DE ENERGIA LTDA.: Amendment and Consolidation of the Bylaws/Articles of Association – Executive Board Resolutions Nos. 2007063, 2007004, 2007003, 2007002, 2007003, 2007004, 2007001, 2007003, 2007001; and PAULISTA LAJEADO ENERGIA S.A.: Adjustments Arising from Correction of the Methodology Applied to the Calculation of the Dividends Declared in Fiscal Years 2005 and 2006 – Executive Board Resolution No. 2007002;

(vi)	Acknowledgement of the Second Tariff Revision Cycle of Companhia Piratininga de Energia Elétrica (“CPFL Piratininga”); and

(vii)	Acknowledgement of the activities involved in drawing up of the 2008-2012 Five-Year Plan and the 2008 Budget, for which the initial stage of determining macroeconomic and energy scenarios is underway.

6. CLOSURE: There being no further business to transact, the meeting was concluded and these minutes drawn up, read, approved and signed by all attending Board Members and by the Secretary. Luiz Anibal de Lima Fernandes (Chairman), Francisco Caprino Neto, Otávio Carneiro de Rezende, Milton Luciano dos Santos, Martin Roberto Glogowsky, Ana Dolores Moura Carneiro de Novaes, Rivail Trevisan and Gisélia Silva (Secretary).

This is a free translation of the original instrument filed in the Company’s records.

Gisélia Silva
Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 09, 2007

CPFL ENERGIA S.A.

By:	/S/ JOSÉ ANTONIO DE ALMEIDA FILIPPO
Name: Title:	José Antonio de Almeida Filippo Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.